787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

December 6, 2024

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention: Eiko Yaoita Pyles, Ernest Greene, Eranga Dias, Asia Timmons-Pierce

Re:	TCFIII Spaceco Holdings LLC Draft Registration Statement on Form S-1

Submitted October 22, 2024

CIK No. 0002040127

Ladies and Gentlemen:

On behalf of our client, TCFIII Spaceco Holdings LLC, a Delaware limited liability company (the “Company”), set forth below are the Company’s responses to the comments of the staff of the SEC (the “Staff”) communicated in its letter to the Company, dated November 19, 2024.

In addition to responding to the Staff’s comments as set forth below, the Company intends to file, at a later date, electronically via EDGAR, Amendment No. 1 (the “Amendment”) to the Confidential Draft Registration Statement on Form S-1 initially submitted on October 22, 2024 (the “Registration Statement”). The Amendment will include changes in response to the Staff’s comments, including the changes set forth below.

The Company is seeking confidential treatment for the Registration Statement, the Amendment and this letter pursuant to Rule 83 of the Securities and Exchange Commission. The Company will publicly file the Registration Statement, as amended, and non-public draft submissions at least 15 days prior to any road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the Registration Statement, as amended.

For ease of reference, each of the Staff’s comments is reproduced below in italics and is followed by the Company’s response. All references to page numbers in these responses are to pages of the Registration Statement. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Registration Statement.

TCFIII Spaceco Holdings LLC has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

BRUSSELS  CHICAGO  DALLAS  FRANKFURT  HOUSTON  LONDON  LOS ANGELES  MILAN

MUNICH  NEW YORK  PALO ALTO  PARIS  ROME  SAN FRANCISCO  WASHINGTON

Securities and Exchange Commission

December 6, 2024

TCFIII Spaceco Holdings LLC has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Draft Registration Statement on Form S-1 submitted October 22, 2024

Summary, page 1

1. Please balance the disclosure in the summary by addressing the challenges that you face. Please disclose your indebtedness.

In response to the Staff’s comment, the Company intends to revise the disclosures on pages 6-7 as follows (with additions shown as bold, underlined text and deletions shown as strikethrough text):

Challenges

We are subject to a number of risks inherent to our industry, including, among others: our exclusive focus on the space and defense end markets and concentration of key prime customers who account for a meaningful portion of our revenue; our ability to manage the increasing technological complexity of our business and the solutions we offer; our exposure to DoD funding and associated governmental budget trends; and our ability to consummate and effectively integrate future acquisitions on satisfactory terms. Any number of these factors, and others, could have an impact on our business and performance . There is no guarantee that our historical performance will be predictive of either future operational or financial performance. For a description of the challenges, risks, and limitations that could harm our prospects, see “Cautionary Note Regarding Forward-Looking Statements,” “Summary of Risk Factors” and “Risk Factors” included elsewhere in this prospectus.

Indebtedness

As of December 31, 2023, our total indebtedness, excluding approximately $4.4 million of unamortized debt issuance costs, was approximately $328.7 million, consisting of borrowings under our Credit Agreement. We may incur additional indebtedness in the future, including borrowings under the Credit Agreement or the Revolving Credit Facility. For a description of the risks associated with our indebtedness, see “Risk Factors— Risks Related to Our Indebtedness— Our indebtedness, which is subject to variable interest rates, could adversely affect our financial health and could harm our ability to react to changes to our business.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Financial and Non-GAAP Operating Measures, page 68

2. We note you present the Non-GAAP financial measures, Adjusted EBITDA and Adjusted EBITDA margin, and they include adjustments for integration expenses and non-recurring restructuring costs and lender and administrative agent fees. Please address the following:

•

You disclose that integration expenses and non-recurring restructuring costs include amounts incurred or paid as a part of the Company’s rebranding efforts, which included signage redesign, installation of new signage, and associated personnel costs. Please explain to us the nature of these costs and why you believe they do not represent normal, recurring operating expenses. In doing so, please quantify for us the amounts that represent process improvement and/or strategic initiatives from the amounts that represent costs related to a formal restructuring plan and integration costs from actions related to business acquisitions.

Securities and Exchange Commission

December 6, 2024

TCFIII Spaceco Holdings LLC has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•

It appears that lender and administrative agents fees are also normal operating expense related to your business. Please revise your disclosure to not exclude lender and administrative agent fees from Non-GAAP performance measures or explain why you believe the adjustment is appropriate. Please explain your consideration of Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations in determining the appropriateness of these adjustments.

We respectfully acknowledge the Staff’s comment and advise the Staff that the Company intends to revise its Non-GAAP financial measures in the Amendment as further described below.

Our revised Non-GAAP financial measures will include adjustments for “Integration and non-recurring restructuring costs” which relate to the following: (i) the implementation of software systems throughout the business, (ii) rebranding and redesign expenses associated with the Karman rebranding initiative, (iii) post-acquisition facility remediation efforts and integration expenses, and (iv) employee-related expenses tied to acquisitions or restructuring activities. Upon further analysis, the Company will exclude adjustments from Adjusted EBITDA for certain expenses that were determined to be normal, recurring operating expenses.

The table below summarizes the costs outlined in (i) through (iv) above for the fiscal years ended December 31, 2023, and December 31, 2022, based on actual amounts incurred.

Description of Cost	Category	FY 2023	FY 2022
System implementation costs	Process Development/Initiatives	1,266,265	1,291,173
Rebranding costs	Process Development/ Initiatives	90,947	195,069
Acquisition integration costs	Acquisition-related	922,571	1,352,591
Employee costs associated with acquisitions or formal restructurings	Acquisition-related	459,655	667,884
Integration expenses and non-recurring restructuring costs		2,739,438	3,506,716

•

System implementation costs – We incurred certain third-party costs related to implementing our new Enterprise Resource Planning (ERP) system, EPICOR, the migration to Microsoft 365, and cyber security related enhancements. These costs are unique and tied to major system implementations, including one-time certification costs for compliance and IT infrastructure. As these charges are not normal, recurring operating expenses required for the ongoing operation of the business, we believe excluding them from our Adjusted EBITDA calculation is appropriate and not misleading.

Securities and Exchange Commission

December 6, 2024

TCFIII Spaceco Holdings LLC has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•

Rebranding costs – We incurred certain costs associated with a one-time, Company-wide initiative to rebrand under the Karman name, which began in 2022. These costs included branding design, website redesign, facility signage updates, and remodeling activities. These expenses were distinct from and separate from our routine marketing or advertising activities. As these rebranding expenses are non-recurring in nature and not reflective of our normal operations, we have excluded them from the Adjusted EBITDA calculation to provide a clearer representation of our ongoing operational performance.

•

Acquisition integration costs – We incur certain integration costs related to the buildout and integration of acquired facilities and businesses, and the closure of certain locations. These are non-recurring, one-time expenses incurred as part of the Company’s post-acquisition activities. These expenses are not part of the Company’s ongoing, recurring operations and, therefore, have been excluded from the Adjusted EBITDA calculation to provide investors with a clearer view of the Company’s core operating performance.

•

Employee costs associated with acquisitions or formal restructurings – Employee expense adjustments represent non-recurring costs directly tied to the integration and restructuring efforts following a significant acquisition. These costs primarily include severance, relocation, and other related expenses associated with eliminating duplicative positions. As these expenses are incurred specifically as part of the acquisition-related restructuring process and are not part of the normal, recurring operating activities necessary for the ongoing operations of the business, we believe it is appropriate to adjust for these costs in our presentation of Adjusted EBITDA.

Each of the expenses discussed above are not recurring or within the Company’s normal course of business or associated with the Company’s revenue generating activities. Accordingly, the Company believes that excluding these non-recurring expenses in its Adjusted EBITDA is consistent with Regulation G, Item 10(e) of Regulation S-K and Question 100.01 and provides useful information to its investors to analyze the Company’s normal course of business financial performance. Standard operating costs that were excluded from our Non-GAAP presentation of Adjusted EBITDA in the originally filed Registration Statement have been appropriately identified and will be re-included.

Further, the Company respectfully acknowledges the Staff’s comment and provides the following clarification regarding the exclusion of certain lender and administrative agent fees from our Adjusted EBITDA calculation.

We considered Question 100.01 of the Commission’s Non-GAAP Measures Compliance and Disclosure Interpretations in evaluating the appropriateness of these lender and administrative agent fees as an adjustment in our Adjusted EBITDA calculation and intend to include revised disclosure in the Amendment that the amount of $500,000 is excluded from Adjusted EBITDA in the year ended December 31, 2023, as this relates to one-time, non-standard lender fees associated with an amendment to the Company’s credit agreement issued in connection with the delay in the issuance of the Company’s financial audit. These fees were incurred under exceptional circumstances, specific to the timing and complexity of the audit, and are not representative of normal, recurring operating expenses. As such, they are not part of the Company’s ongoing operations.

EBITDA and Adjusted EBITDA Margin Reconciliation

	Years Ended December 31,
(presented in USD)	2023	2022	Dollar change	Percent change

Net income / (loss)	$5,650,649	$(12,495,619)	$18,146,268	(145.2%)
Income tax provision (benefit)	(3,168,821)	(3,172,913)	4,092	(0.1%)
Depreciation and amortization[1]	27,179,214	34,981,834	(7,802,620)	(22.3%)
Interest expense, net	47,867,005	37,500,758	10,366,247	27.6%

EBITDA	77,528,047	56,814,060	20,713,987	36.5%

Acquisition related expenses[2]	356,414	251,319	105,095	41.8%
Integration expenses and non-recurring restructuring costs[3]	2,739,438	3,506,716	(767,278)	(21.9%)
Lender and administrative agent fees[4]	500,000	—	500,000	N/A
Other non-recurring costs[5]	739,444	(281,227)	1,020,671	(362.9%)
Share-based compensation[6]	[ ]	[ ]	[ ]	[ ]

Adjusted EBITDA	$81,863,342	$60,290,868	$21,572,474	35.8%

Revenues	280,705,570	226,310,299
Net Income Margin	2.0%	-5.5%
Adjusted EBITDA Margin	29.2%	26.6%

1

Depreciation and amortization expense includes $6,747,182 and $4,506,466 of allocated depreciation and amortization from cost of goods sold for the years ended December 31, 2023 and December 31, 2022, respectively.

2

Represents legal and due diligence fees incurred in connection with planned and completed acquisitions, which are required to be expenses as incurred. During the periods presented, these costs were incurred for due diligence and legal fees related to an acquisition of equipment and intangible assets.

3

These costs include company-wide system implementation expenses and Company re-branding costs. This category also includes post-acquisition integration costs, and employee expenses related to acquisitions or restructuring activities.

4	Reflects non-recurring lender fees associated with one-off amendments to the Company’s credit agreement, separate from ongoing administrative fees.
5

Other non-recurring costs consisted primarily of non-cash impairment losses during the year ended December 31, 2023 and net gains on disposals of property held for sale during the year ended December 31, 2022.

6	Reflects non-cash share based compensation expenses associated with the Company’s Class P LLC Membership Units.

Securities and Exchange Commission

December 6, 2024

TCFIII Spaceco Holdings LLC has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Given that these fees were not reflective of the Company’s core operational performance, we believe their exclusion from the Non-GAAP performance measures provides a more accurate representation of the Company’s recurring operations. This adjustment ensures that the Non-GAAP measures focus on the Company’s normal business activities, thereby providing investors with more meaningful and comparable supplemental information. Lender and administrative agent fees that are part of the Company’s normal operating expenses will be included in the Adjusted EBITDA calculation.

3. We note on page 70 that you present Adjusted EBITDA margin, but do not present the most directly comparable GAAP measure, net income / (loss) margin, with equal or greater prominence. Please revise your disclosure to present the most directly comparable GAAP measure with equal or greater prominence in accordance with Item 10(e)(1)(i)(A) of Regulation S-K.

In response to the Staff’s comment, the Company intends to revise the disclosures on pages 68 and 70-71.

The Company intends to revise the disclosure on page 68 as follows (with additions shown as bold, underlined text and deletions shown as strikethrough text):

Financial and Operating Data

	Years Ended December 31,
(presented in USD)	2023	2022	Dollar change	Percent change
Revenues	$280,705,570	$226,310,299	$54,395,271	24.0%
Bookings	$419,429,589	$213,818,318	$205,611,271	96.2%
Funded Backlog	$428,719,337	$265,321,134	$163,398,203	61.6%
Net Income / (loss)	$5,650,649	$(12,495,619)	$18,146,268	(145.2%)
EBITDA(1)	$77,528,047	$56,814,060	$20,713,987	36.5%
Adjusted EBITDA(1)	$81,863,342	$60,290,868	$20,037,788	31.9%

Net income / (loss) margin	2.0%	(5.5%)
Adjusted EBITDA Margin(1)	29.2%	26.6%

In response to the Staff’s comment, the Company intends to revise the disclosure on page 70 as follows (with additions shown as bold, underlined text and deletions shown as strikethrough text):

Securities and Exchange Commission

December 6, 2024

TCFIII Spaceco Holdings LLC has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

EBITDA and Adjusted EBITDA Margin Reconciliation

	Years Ended December 31,
(presented in USD)	2023	2022	Dollar change	Percent change
Net income / (loss)	$5,650,649	$(12,495,619)	$18,146,268	(145.2%)
Income tax provision (benefit)	(3,168,821)	(3,172,913)	4,092	(0.1%)
Depreciation and amortization[1]	27,179,214	34,981,834	(7,802,620)	(22.3%)
Interest expense, net	47,867,005	37,500,758	10,366,247	27.6%

EBITDA	77,528,047	56,814,060	20,713,987	36.5%

Acquisition related expenses[2]	356,414	251,319	105,095	41.8%
Integration expenses and non-recurring restructuring costs[3]	3,088,630	4,937,859	(1,849,229)	(37.5%)
Lender and administrative agent fees[4]	1,204,806	1,157,542	47,264	4.1%
Other non-recurring costs[5]	739,444	(281,227)	1,020,671	(362.9%)
Share-based compensation[6]	[ ]	[ ]	[ ]	[ ]

Adjusted EBITDA	$81,863,342	$60,290,868	$21,572,474	35.8%

Revenues	280,705,570	226,310,299
Net Income Margin	2.0%	-5.5%
Adjusted EBITDA Margin	29.2%	26.6%

In response to the Staff’s comment, the Company intends to revise the disclosure on page 71 as follows (with additions shown as bold, underlined text and deletions shown as strikethrough text):

Three Months Ended
(presented in USD)	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022
Net income / (loss)
Income tax provision (benefit)
Depreciation and amortization[1]
Interest expense, net

EBITDA

Acquisition related expenses[2]
Integration expenses and non-recurring restructuring costs[3]
Lender and administrative agent fees[4]
Other non-recurring costs[5]

Adjusted EBITDA

Revenues
Net Income / (loss) margin Adjusted EBITDA Margin
NM—Not meaningful

Securities and Exchange Commission

December 6, 2024

TCFIII Spaceco Holdings LLC has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Business

Government Contracts, page 84

4. To the extent material, please quantify the amount of revenue attributable to government contracts or subcontracts. Refer to Item 101(c)(1)(i) and (iv) of Regulation S-K.

In response to the Staff’s comment, the Company intends to revise the disclosure on pages 84-85 as follows (with additions shown as bold, underlined text and deletions shown as strikethrough text):

Government Contracts

A material portion of our revenue is derived from defense contracts, directly or indirectly, with the U.S. military that are subject to U.S. government contracting rules and regulations ~~We supply defense related equipment and services to U.S. government agencies~~ and therefore are subject to the business risks specific to the defense industry, including the ability of the U.S. government to unilaterally: (1) suspend us from receiving new contracts; (2) terminate existing contracts at its convenience and without significant notice; (3) reduce the value of existing contracts; (4) audit our contract-related costs and fees, including allocated indirect costs; and (5) revoke required security clearances. Violations of government procurement laws could result in civil or criminal penalties. Services to our U.S. military end-users accounted for approximately $225 million, or approximately 80%, of our revenue for the year ended December 31, 2023.

Properties, page 85

5. Please revise to provide more detailed information regarding your properties.

In response to the Staff’s comment, the Company intends to revise the disclosure on page 85 as follows (with additions shown as bold, underlined text and deletions shown as strikethrough text):

Properties

We maintain nine campuses consisting of a total of 24 properties, all of which are manufacturing, warehousing or processing facilities. Between all of our campuses, we have over 730,000 square feet dedicated to design and manufacturing. All our properties are leased and are located in the United States, predominately on the west coast.

Most of our ~~manufacturing~~ facilities contain manufacturing, distribution and engineering functions, and most facilities have certain administrative functions, including management, sales and finance. Our headquarters is located at our manufacturing facility in Huntington Beach, CA. We believe that our existing facilities are sufficient to meet our operational needs for the foreseeable future. The table below provides additional information about our properties.

Securities and Exchange Commission

December 6, 2024

TCFIII Spaceco Holdings LLC has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Campus Location	Square Footage	Leased Properties
Huntington Beach, CA	~125,000	5382-5386 Argosy Avenue, Huntington Beach, CA 92649
5351 Argosy Avenue, Huntington Beach, CA 92649
5340 Argosy Avenue, Huntington Beach, CA 92649
5331 Business Drive, Huntington Beach, CA 92649
South El Monte, CA	~175,000	1430 & 1440 Amro Way, South El Monte, CA 91733
1452-1456 N. Chico Avenue & 1489 Amro Way South El Monte, CA 91733
1490 Adelia Street, South El Monte, CA 91733
1503 & 1505 Adelia Avenue, South EL Monte, CA 91733
2465 Loma Avenue, South El Monte, CA 91733
Corona, CA	~75,000	220 Klug Circle City of Corona, California 92878
Santa Ana, CA	~22,000	2141-2143 South Standard, Santa Ana, CA 92707
Brea, CA	~85,000	2632 Saturn Street, Brea, CA 92821
2664 Saturn Street, Unit B, Brea, CA 92821
2700 Saturn Street, Unit B, Brea, CA 92821
Mukilteo, WA	~195,000	6500 Harbour Heights Parkway SW, Mukilteo, WA 98275
Skagit, WA	~30,000	11941 Farm to Market Road, Mount Vernon, WA 98273
Portland, OR	~15,000	9800 29th Avenue W, Hangar E-105, Everett, WA 98204
25749 SW Canyon Creek Road, Suite 400/500, Wilsonville, Oregon 97070
Huntsville, AL	~30,000	3401-O Alabama Highway 20 West, Decatur, AL 35601

Securities and Exchange Commission

December 6, 2024

TCFIII Spaceco Holdings LLC has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Intellectual Property, page 86

6. We note your disclosure that you rely on patents, trademarks, trade secrets and proprietary knowledge and technology in order to maintain a competitive advantage. Please revise to disclose the duration and effects of any patents, trademarks, licenses, franchises, and/or concessions held by the company, as applicable. Refer to Item 101(c)(1)(iii) of Regulation S-K.

In response to the Staff’s comment, the Company intends to revise the disclosure on page 86 as follows (with additions shown as bold, underlined text and deletions shown as strikethrough text):

We rely on patents, ~~trademarks,~~ trade secrets and proprietary knowledge and technology, both internally developed and acquired, in order to maintain a competitive advantage. The Company’s products are manufactured, marketed and sold using a portfolio of patents~~, trademarks,~~ and other forms of intellectual property, some of which expire in the future. The Company develops and acquires new intellectual property on an ongoing basis. Based on the broad scope of the Company’s product lines, management believes that the loss or expiration of any single intellectual property right would not have a material effect on our consolidated financial statements.

As of November 1, 2024, we own 13 issued patents, which will expire between December 2030 and June 2044. We currently have 6 pending or published patent applications, for which the rights and duration are dependent on the grant of the patent by the U.S. Patent and Trademark Office or other applicable national or regional patent authority. We also have registered domain names for websites that we use in our business. We have no registrations for marks or copyrights.

Securities and Exchange Commission

December 6, 2024

TCFIII Spaceco Holdings LLC has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Raw Materials, page 86

7. Please revise to identify the raw materials used to manufacture your products.

In response to the Staff’s comment, the Company intends to revise the disclosure on page 86 as follows (with additions shown as bold, underlined text and deletions shown as strikethrough text):

Raw Materials

We require the use of a variety of raw materials and manufactured component parts in our manufacturing processes, and we purchase these from various suppliers. The primary raw materials used to produce our products include composites (including Epoxy, BMI, and Phenolic), metals and alloys (including aluminum, copper, and various alloys of each), specialty chemicals, and energetic materials. We believe most of our raw materials and component parts are generally available from multiple suppliers at competitive prices. The lingering supply chain disruptions stemming from the COVID-19 pandemic has disrupted to a certain extent the availability of raw materials. These disruptions in raw material supply could temporarily impair our ability to manufacture our products for our customers or require us to pay higher prices to obtain these raw materials from other sources. However, we believe that the loss of any one source, although potentially disruptive in the short-term, would not materially affect our long-term operations. We try to limit the volume of raw materials and component parts on hand, and we are highly dependent on the availability of essential materials, so continued inflationary pressures could impact material costs. Although we believe in most cases that we could identify alternative suppliers, or alternative raw materials or component parts, the lengthy and expensive OEM certification processes associated with our products could prevent efficient replacement of a supplier, raw material or component part.

Additionally, an open conflict or war across any region, including, but not limited to, the conflicts in Ukraine and Israel, could affect our ability to obtain raw materials. See “Risk Factors-Risks Related to Our Operations—If critical components or raw materials used to manufacture our products or used in our development programs become scarce or unavailable, then we may incur delays in manufacturing and delivery of our products and in completing our development programs, which could damage our business.”

Executive Compensation, page 93

8. In your next amendment please include the missing information including the information for your summary compensation table.

In response to the Staff’s comment, the Company intends to revise the disclosure on pages 93-96 pursuant to Annex A attached here (with additions shown as bold, underlined text and deletions shown as strikethrough text).

Securities and Exchange Commission

December 6, 2024

TCFIII Spaceco Holdings LLC has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Principal Stockholders, page 99

9. Please revise this section to include all the information required by Item 403 of Regulation S-K. Including prominent disclosure of the title of class of security and the address of each individual/entity owner.

In response to the Staff’s comment, the Company intends to revise the disclosure on pages 109-110 as follows (with additions shown as bold, underlined text and deletions shown as strikethrough text):

	Common Stock Beneficially Owned Before Offering		Common Stock Beneficially Owned After Offering Assuming No Exercise of the Underwriters’ Option		Common Stock Beneficially Owned After Offering Assuming Full Exercise of the Underwriters’ Option
Name of Beneficial Owner	Shares	%	Shares	%	Shares	%
5% Stockholders:
Trive Capital Fund III LP (1)
Trive Capital Fund III-A LP (2)
Norman Carl Christensen
Named Executive Officers and Directors:
Tony Koblinski
Michael Willis
Jonathan Beaudoin
All executive officers and directors as a group (5 individuals)

*	Less than one percent.
(1)

The address of Trive Capital Fund III LP is 2021 McKinney Avenue, Suite 1200, Dallas, Texas 75201. Shares reported herein are directly held by Trive Capital Fund III LP (which we refer to as “Trive Fund III”). Trive Capital Fund III GP LLC (which we refer to as “Fund III GP”) is the general partner of Trive Fund III and has voting control over Trive Fund III. Trive Capital Holdings LLC (which we refer to as “Trive Holdings”) is the sole managing member of Fund III GP and has voting control over Fund III GP. Each of Messrs. Conner Searcy and Christopher Zugaro, as a manager of Trive Holdings, has voting control over Trive Holdings. As a result of the foregoing, each of Mr. Searcy, Mr. Zugaro, Trive Holdings, and Fund III GP may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the securities directly held by Trive Fund III.

(2)

The address of Trive Capital Fund III-A LP is 2021 McKinney Avenue, Suite 1200, Dallas, Texas 75201. Shares reported herein are directly held by TCFIII Spaceco SPV LP, of which Trive Capital Fund III-A LP (which we refer to as “Trive Fund III-A”) is a limited partner of. Fund III GP is the general partner of Trive Fund III-A and has voting control over Trive Fund III-A. Trive Holdings is the sole managing member of Fund III GP and has voting control over Fund III GP. Each of Messrs. Conner Searcy and Christopher Zugaro, as a manager of Trive Holdings, has voting control over Trive Holdings. As a result of the foregoing, each of Mr. Searcy, Mr. Zugaro, Trive Holdings, and Fund III GP may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the securities directly held by TCFIII Spaceco SPV LP.

Forum Selection, page 102

10. We note that your forum selection provision identifies a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to

Securities and Exchange Commission

December 6, 2024

TCFIII Spaceco Holdings LLC has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

In response to the Staff’s comment, the Company intends to revise the disclosure on page 102 as follows (with additions shown as bold, underlined text and deletions shown as strikethrough text):

Forum Selection

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or bylaws, (4) any other action asserting a claim that is governed by the internal affairs doctrine will be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) or (5) any other action asserting an “internal corporate claim,” as defined in Section 115 of the DGCL, in all cases subject to the court having jurisdiction over indispensable parties named as defendants. Our amended and restated certificate of incorporation will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rule and regulations thereunder and accordingly, we cannot be certain that a court would enforce these exclusive forum provisions. Any person or entity purchasing or otherwise acquiring any interest in our securities will be deemed to have notice of and consented to this provision. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers.

Note 10. Membership Units

Profit interest units, page F-23

11. We note that ASC 710, Compensation was applied to account for the PIUs. Please tell us the specific characteristics of the PIUs that you considered and your basis for the accounting treatment, including specific authoritative guidance that supports your analysis. Also, revise to disclose any expected changes to the PIUs upon corporate conversion.

The Company respectfully acknowledges the Staff’s comment and intends to revise the disclosure accordingly in the Amendment.

Securities and Exchange Commission

December 6, 2024

TCFIII Spaceco Holdings LLC has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Notes to Consolidated Financial Statements

Note 11. Provision for Income Tax, page F-23

12. We note that your tax rate reconciliation includes a “Return to provision” line item. Please clarify for us and disclose in your filing the nature of the return to provision true-up line item. In addition, please provide us with a comprehensive analysis to show how you determined whether your return to provision adjustment is a change in accounting estimate or an error correction pursuant to ASC 250.

The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff that the -74.5% “Return to provision” line item in the tax rate reconciliation includes the following adjustments to true up the December 31, 2022, federal and state tax provision to the filed income tax returns:

	Description
1	Income tax payable true-up	-12.9%
2	Deferred true-up	-17.7%
3	Net costs in excess of billings true-up (ASC 606)	-28.6%
4	Research and development tax credits	23.8%
5	Transfer pricing adjustments	-39.1%

	Total “Return to provision” line item	-74.5%

Included in the return to provision adjustments were true ups for temporary differences, adoption of ASC 606, final calculation of the research and development tax credit under Internal Revenue Code Section 41 (“IRC §41”), and allocation of transfer pricing adjustments between the corporate entities and the passthrough entities within the consolidated group. The Company conducted an analysis under ASC 250 when the return to provision adjustments were identified while filing the December 31, 2022, federal tax return. The Company noted that the return to provision adjustments were primarily the direct result of a change in estimate as the Company used the best information known and knowable at the time of completing the income tax provision for the December 31, 2022, issued financial statements. For instance, with respect to Items 1 and 2 in the chart above, various accruals and fixed asset depreciation were estimated when the December 31, 2022, tax provision was completed and subsequently trued up when the December 31, 2022, tax return was completed and filed in the fourth quarter of 2023.

With respect to Item 3, above, the Company recorded a taxable temporary difference related to the net costs in excess of billing under ASC 606 for an acquired subsidiary in 2021. Tax law allows for different methods of accounting for revenue. At the time the of acquisition, the Company recorded a provision based on their original belief that an accounting method change for the costs in excess of billings would be made on the federal income tax return as of acquisition date and adjusted through purchase accounting. Before the tax return was completed and filed in the fourth quarter of 2023, the Company and predecessor entity ultimately concluded to not to complete the accounting method change and ultimately determined that there were no additional taxable temporary differences for net costs in excess of billings under ASC 606 and therefore reversed the associated deferred tax liability. The Company did not push the adjustment back to the year December 31, 2022 financial statements or to purchase accounting as the measurement period had lapsed. As a result, the costs in excess of billings deferred tax liability reversed through the income tax provision and was reported in the “Return to provision” line on the rate reconciliation.

With respect to Item 4 above, the Company estimated the IRC §41 research and development tax credit for 2022 on the provision until a formal analysis of the qualified research and experimental expenses were completed with the filed federal income tax return. The Company used an estimate of qualified research and experimental expenses based on the historic calculations and rates that were determined in a formal analysis of qualified research and experimental expenses conducted in 2021 to develop the 2022 estimate of the credit based on the 2022 expense account data. Subsequent to the determination of the provision, the Company completed a formal analysis for 2022 which resulted in a change to the original estimate of the credit. It should also be noted that when the research and development tax credit was trued up with filing the federal tax return, the associated uncertain tax position on the December 31, 2022 research and development tax credit was trued up in the December 31, 2023 financial statements. The Company deemed the return to provision adjustment as a change in estimate and not a change in error.

Securities and Exchange Commission

December 6, 2024

TCFIII Spaceco Holdings LLC has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Finally, with respect to Item 5 above, the Company also estimated its transfer pricing adjustments between the flowthrough entities and the corporate entities in the consolidated financial statement reporting group. The Company’s transfer pricing adjustments allocate interest expense, debt issuance costs, amortization expense, meals & entertainment expenses, bonus expense, and other general and administrative expenses (collectively referred to as “allocable expenses”) amongst entities in the consolidated financial statement group. As a result, pre-tax book income / loss will change for each entity in the consolidated financial statement group once transfer pricing adjustments are finalized. Since the flowthrough entities have a 0% effective tax rate due to the income flowing outside of the consolidated financial statement group and being taxed in the partners’ financial statements, a change to the allocation of allocable expenses will have an impact to the Company’s consolidated financial statement group. Only the corporate entities in the consolidated financial statement group generate income tax expense. When preparing the December 31, 2022, income tax provision, the transfer pricing adjustments were not finalized, and the Company estimated the allocation of allocable expenses based on the relative EBITDA of each entity to the consolidated financial statement group. When the income tax provision was originally prepared, the Company deemed relative share of EBITDA was reasonable to allocate the interest expense based on known and knowable information. The Company is continually evaluating the appropriateness of its allocation methodology. When the tax return was filed in the fourth quarter of 2023, and after completion of the complicated transfer pricing analysis where new information was discovered that was not previously known or knowable at the time of issuing the financial statements, the Company refined its methodology such that interest expense is based on the actual loan balance for each entity versus each entity’s share of EBITDA. The Company believes that this provides a more accurate allocation of interest expense. As a result of completing the December 31, 2022 transfer pricing analysis with the filed tax return in the fourth quarter of 2023, a return to provision adjustment was recognized in the December 31, 2023, financial statements. The Company deemed the return to provision adjustment as a change in estimate and not a change in error.

In response to the Staff comment, the Company proposes the following additional disclosure to better describe the nature of the true-up adjustments:

The return to provision line item included in the rate reconciliation relates to immaterial changes in estimates related to transfer pricing, net costs in excess of billings true-up, research and development tax credits, other deferred tax true-ups, and income tax payable true-ups.

Securities and Exchange Commission

December 6, 2024

TCFIII Spaceco Holdings LLC has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

General

13. Please revise your registration statement to provide under separate title “Determination of Offering Price” the various factors considered in determining your initial offering price. See Item 505(a) of Regulation S-K.

In response to the Staff’s comment, the Company intends to revise the disclosure on page 118 as follows (with additions shown as bold, underlined text and deletions shown as strikethrough text):

Determination of Offering Price

Prior to this offering, there has not been a public market for our common stock. Consequently, the initial public offering price for our common stock will be determined by negotiations between us and the representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the history of, and the prospects for, our company and the industry in which we compete, an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.

14. We note your disclosure regarding rights of certain shareholders under the Stockholder’s Agreement. Please disclose these rights in your summary and include appropriate risk factor disclosures.

In response to the Staff’s comment, the Company intends to revise the disclosures on pages 49, 98, and 103.

The Company intends to revise the disclosure on page 49 as follows (with additions shown as bold, underlined text and deletions shown as strikethrough text):

Trive Capital controls us, and its interests may conflict with ours or other stockholders’ in the future.

After the completion of this offering, and assuming an offering of    shares of common stock by us, Trive Capital will continue to control approximately    % of the voting power of our outstanding common stock (or   % of the voting power of all of our outstanding shares of common stock if the underwriters exercise in full their option to purchase additional shares of common stock, solely to cover over-allotments, if any), and thus, in each case, hold more than a majority of the voting power of our outstanding common stock entitled to vote generally in the election of directors. Trive Capital will be able to control the election and removal of our directors and thereby control our policies and operations, including the appointment of management, future issuances of our common stock or other securities, payment of dividends, if any, on our common stock, the incurrence or modification

Securities and Exchange Commission

December 6, 2024

TCFIII Spaceco Holdings LLC has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

of indebtedness by us, amendment of our amended and restated certificate of incorporation and amended and restated bylaws and the entering into of extraordinary transactions, and their interests may not in all cases be aligned with the interests of our other stockholders. This concentration of voting control could deprive stockholders of an opportunity to receive a premium for their shares of common stock as part of a sale of our company and ultimately might affect the market price of our common stock. This concentration of ownership may also adversely affect our share price.

Moreover, in accordance with our amended and restated certificate of incorporation and the stockholders agreement, Trive Capital will have the right to nominate for election to our board of directors a number of individuals designated by Trive Capital constituting a majority thereof for so long as it beneficially owns at least 50% of the voting power of all shares of our outstanding stock entitled to vote generally in the election of our directors. In the event that Trive Capital ceases to own shares of our stock representing a majority of the total voting power, for so long as Trive Capital continues to own a significant percentage of our stock, it will still be able to significantly influence or effectively control the composition of our board of directors and the approval of actions requiring stockholder approval through its voting power. Accordingly, for such period of time, Trive Capital will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers. See “Certain Relationships and Related Person Transactions—Stockholders Agreement” and “Description of Capital Stock.”

Trive Capital is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us or whose interests are otherwise not aligned with ours. Our amended and restated certificate of incorporation will provide that neither Trive Capital nor any of its affiliates or any director who is not employed by us or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Trive Capital and its affiliates also may pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us.

Anti-takeover provisions in our organizational documents, Stockholders Agreement and under Delaware law could delay or prevent a change of control.

Certain provisions of our organizational documents and stockholders agreement may have an anti-takeover effect and may delay, defer, or prevent a merger, acquisition, tender offer, takeover attempt, or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. These provisions provide for, among other things:

•

Trive Capital’s right to nominate for election to our board of directors no fewer than that number of directors that would constitute: (a) a majority of the total number of directors so long as the Trive Stockholder and Trive Capital collectively beneficially own at least 50% of the then-outstanding capital stock of the Company; (b) 40% of the total number of directors so long as the Trive Stockholder and Trive Capital collectively beneficially own at

Securities and Exchange Commission

December 6, 2024

TCFIII Spaceco Holdings LLC has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

least 40% but less than 50% of the then-outstanding capital stock of the Company; (c) 30% of the total number of directors so long as the Trive Stockholder and Trive Capital collectively beneficially own at least 30% but less than 40% of the then-outstanding capital stock of the Company; (d) 20% of the total number of directors so long as the Trive Stockholder and Trive Capital collectively beneficially own at least 20% but less than 30% of the then-outstanding capital stock of the Company; and (e) 10% of the total number of directors so long as the Trive Stockholder and Trive Capital collectively beneficially own at least 5% but less than 20% of the then-outstanding capital stock of the Company;

•

the ability of our board of directors to establish the number of directors and fill vacancies and newly created directorships, subject to the rights granted to Trive Capital pursuant to our amended and restated certificate of incorporation and the stockholders agreement;

•	a classified board of directors, as a result of which our Board will be divided into three classes, with each class serving for staggered three-year terms;

•	limitations on stockholder action by written consent on or after the effective date of this offering;

•	certain limitations on convening special stockholder meetings;

•	advance notice requirements for nominations of directors by stockholders and for stockholders to include matters to be considered at our annual meetings;

•	the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 2/3% of the shares of common stock entitled to vote generally in the election of directors;

•	limitations on cumulative voting;

•	the ability of our Board to issue one or more series of preferred stock;

•	certain limitations on business combinations with interested stockholders; and

•

the required approval of at least 66 2/3% of the voting power of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, to adopt, amend, or repeal certain provisions of our certificate of incorporation.

These anti-takeover provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many of our stockholders. These provisions also may have the effect of preventing changes in our Board and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests. As a result, our stockholders may be limited in their ability to obtain a premium for their shares. See “Description of Capital Stock.”

Securities and Exchange Commission

December 6, 2024

TCFIII Spaceco Holdings LLC has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The Company intends to revise the disclosure on page 98 as follows (with additions shown as bold, underlined text and deletions shown as strikethrough text):

Stockholders Agreement

In connection with this offering, we intend to enter into a stockholders agreement with Trive Capital and certain of its affiliated funds and prior to the consummation of this offering, our amended and restated certificate of incorporation will become effective. At each annual meeting of our stockholders (and in connection with any election by written consent or special meeting for the election of directors) for which Trive Capital has nominated individual(s) for election to our board of directors, (i) we will include each such nominee as a nominee for election as a director, (ii) we will use all reasonable best efforts to cause the election as a director of each such nominee including, to the fullest extent permitted by applicable law, soliciting proxies in favor of the election of such nominee and (iii) we will take all action within our power to cause each such nominee to be included as a nominee recommended by our board of directors to our stockholders for election as a director, unless our board of directors determines that making such recommendation would be inconsistent with the directors’ fiduciary duties under applicable law. The stockholders agreement and our amended and restated certificate of incorporation will grant Trive Capital Fund III LP (the “Trive Stockholder”) the right to nominate for election to our board of directors no fewer than that number of directors that would constitute: (i) a majority of the total number of directors so long as the Trive Stockholder and Trive Capital collectively beneficially own at least 50% of the then-outstanding capital stock of the Company; (ii) 40% of the total number of directors so long as the Trive Stockholder and Trive Capital collectively beneficially own at least 40% but less than 50% of the then-outstanding capital stock of the Company; (iii) 30% of the total number of directors so long as the Trive Stockholder and Trive Capital collectively beneficially own at least 30% but less than 40% of the then-outstanding capital stock of the Company; (iv) 20% of the total number of directors so long as the Trive Stockholder and Trive Capital collectively beneficially own at least 20% but less than 30% of the then-outstanding capital stock of the Company; and (v) 10% of the total number of directors so long as the Trive Stockholder and Trive Capital collectively beneficially own at least 5% but less than 20% of the then-outstanding capital stock of the Company. For purposes of calculating the number of directors that the Trive Stockholder will be entitled to nominate pursuant to the formula outlined above, any fractional amounts shall automatically be rounded up to the nearest whole number. Unless otherwise agreed by the Trive Stockholder, for so long as the Trive Stockholder retains the right to nominate a person to our board of directors, each committee of the board of directors will include at least one of the director candidates designated by the Trive Stockholder, except to the extent such membership would violate applicable securities laws or stock exchange or stock market rules or where the sole purpose of such committee is to address actual or potential conflicts of interest between us and Trive Capital. In the event that (i) a vacancy is created at any time by the death, resignation, removal (with or without cause) or by any other cause of a Trive Stockholder nominee and (ii) the number of directors nominated by the Trive Stockholder is less than the number that the Trive Capital is entitled to nominate under our amended and restated certificate of incorporation or the stockholders agreement, then such vacancy may be filled only by the Trive Stockholder unless otherwise agreed by the Trive Stockholder.

Securities and Exchange Commission

December 6, 2024

TCFIII Spaceco Holdings LLC has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

~~This agreement will grant Trive Capital the right to nominate to our Board (i) directors so long as Trive Capital and its affiliates beneficially own at least   % of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors; (ii) directors so long as Trive Capital and its affiliates beneficially own at least   % but less than   % of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors; (iii) directors so long as Trive Capital and its affiliates beneficially own at least   % but less than   % of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors; and (iv) directors so long as Trive Capital and its affiliates beneficially own at least   % of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors. In addition, in the event a vacancy on our Board is created by the death, disability, retirement, removal or resignation of a director designee of Trive Capital, Trive Capital shall, to the fullest extent permitted by law, have the right to fill the vacancy by a new director-designee. We intend to describe any additional material terms of this agreement in a subsequent pre-effective amendment to this registration statement.~~

The Company intends to revise the disclosure on page 103 as follows (with additions shown as bold, underlined text and deletions shown as strikethrough text):

Board Vacancies

Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that, subject to the right of the Trive Stockholder to nominate director(s) to the Board pursuant to the stockholders agreement (each a “Trive Director”) and the rights of the holders of any series of preferred stock then-outstanding, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in our Board resulting from death, resignation, removal or any other cause may be filled only by resolution of a majority of the directors then in office, although less than a quorum, or by a sole remaining director, and may not be filled in any other manner; provided that, if the number of Trive Directors serving on our Board at the time of any such newly created directorships or vacancies is less than the number of Trive Directors that the Trive Stockholder is entitled to nominate, then unless otherwise agreed by the Trive Stockholder, only the Trive Stockholder, and not our Board or any other stockholder or person, shall be entitled to fill such number of unfilled directorships and vacancies as is necessary for Trive Directors to occupy the number of directorships the Trive Stockholder is then entitled to nominate and each such director shall be deemed a “Trive Director.” A director elected or appointed to fill a vacancy shall serve for the unexpired term of his or her predecessor in office and until his or her successor is elected and qualified or until his or her earlier death, resignation or removal. A director elected or appointed to fill a position resulting from an increase in the number of directors shall hold office until the next election of the class for which such director shall have been elected or appointed and until his or her successor is elected and qualified, or until his or her earlier death, resignation or removal. s~~ubject to the rights granted to one or more series of preferred stock then outstanding or the rights granted to Trive Capital under the stockholders agreement to be entered into in connection with this offering, any vacancies on our Board will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director or by the stockholders; provided, however, that at any time when Trive Capital and their affiliates beneficially own, in the aggregate, less than 40% of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors, any newly created directorship on the Board that results from an increase in the number of directors and any vacancy occurring on the Board may only be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director (and not by the stockholders).~~ See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Securities and Exchange Commission

December 6, 2024

TCFIII Spaceco Holdings LLC has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

* * * * *

Please do not hesitate to contact Sean M. Ewen at (212) 728-8867 at Willkie Farr & Gallagher LLP with any questions you may have regarding this confidential submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Sean M. Ewen
Sean M. Ewen, Willkie Farr & Gallagher LLP

cc:	Tony Koblinski, TCFIII Spaceco Holdings LLC

Mike Willis, TCFIII Spaceco Holdings LLC

Dave Boston, Willkie Farr & Gallagher LLP

Hugh McLaughlin, Willkie Farr & Gallagher LLP

Securities and Exchange Commission

December 6, 2024

TCFIII Spaceco Holdings LLC has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Annex A

Executive Compensation

The following disclosure describes the material elements of the compensation of our named executive officers for the year ended December 31, 2023 and is presented based on the reduced disclosure rules applicable to us for so long as we are treated as an “emerging growth company” within the meaning of the Securities Act, which requires compensation disclosure for our principal executive officer and our two other most highly compensated executive officers (referred to throughout this prospectus as our “named executive officers”). For the year ended December 31, 2023, our named executive officers were:

•	Tony Koblinski, Chief Executive Officer;

•	Michael Willis, Chief Financial Officer; and

•	Jonathan Beaudoin, Chief Operating Officer.

The compensation reported in the Summary Compensation Table below is not necessarily indicative of how we will compensate our named executive officers in the future. We expect that we will continue to review, evaluate and modify our compensation framework as a result of our becoming a publicly traded company and the compensation program following this offering could vary significantly from our historical practices.

	Summary Compensation Table
Name and Principal Position	Year	Salary ($)	Bonus(1) ($)	Stock Awards(2) ($)	Option Awards ($)	Nonequity Incentive Plan Compensation(3 ~~2~~) ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation(4~~3~~) ($)	Total ($)
Tony Koblinski Chief Executive Officer	2023	400,000	—	[ ]		550,000		69,243	[ ]

Michael Willis Chief Financial Officer	2023	320,000	50,000	[ ]		225,000		3,509	[ ]

Jonathan Beaudoin Chief Operating Officer5~~4~~)	2023	300,000	—	[ ]		230,000		12,000	[ ]

(1)

The amount reported for Mr. Willis in this column represents the last installment of his sign-on bonus of $50,000 that was paid to him in April 2023. For a discussion of Mr. Willis’ sign-on bonus, please see “—Narrative to Summary Compensation Table—Executive Offer Letters” below.

Securities and Exchange Commission

December 6, 2024

TCFIII Spaceco Holdings LLC has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

(2)

The amounts reported in this column represent the aggregate grant date fair market values of the Units of Spaceco Management Equity LLC (the “Incentive Units”) granted in July 2023 to each of our named executive officers in connection with their service to us. These amounts reflect the grant date fair market value for accounting purposes and do not represent the actual economic value that may be realized by each of our named executive officers and there can be no assurance that these amounts will ever be realized. For additional information, please see “—Narrative to Summary Compensation Table—Long-Term Incentives” below. All of the unvested Incentive Units held by our named executive officers will accelerate and vest in full immediately prior to the consummation of this offering, subject to the named executive officer’s continued employment through the completion of this offering. For additional information, please see “—Incentive Units” below. In connection with the Corporate Conversion, as described above, vested Incentive Units will be exchanged for shares of our common stock. Assuming an initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, Messrs. Koblinski, Willis and Beaudoin will receive , and shares of our common stock in respect of his vested Incentive Units, respectively. For additional information, please see “—Exchange of Incentive Units” below.

(3)

The amounts reported in this column represent the bonuses earned with respect to the year ended December 31, 2023 by each named executive officer pursuant to our annual bonus program for executives. Except for prepayments made to Messrs. Koblinski and Beaudoin in 2023 (as discussed in more detail below), these amounts were paid in February 2024. For additional information, please see “—Narrative to Summary Compensation Table—Annual Bonus Program” below.

(4)

The amounts reported in this column represent the employer matching contributions made to our 401(k) plans in 2023. The amount reported for Mr. Koblinski in this column also includes a home rental stipend of $5,400 per month (or $64,800 in the aggregate for 2023).

(5)	Mr. Beaudoin was promoted to the position of Chief Operating Officer effective as of July 22, 2024.

Narrative to Summary Compensation Table

Executive Offer Letters

Certain of the compensation paid to our named executive officers reflected in the Summary Compensation Table was provided pursuant to offer letters with us or one of our subsidiaries, which are summarized below. For a discussion of the severance pay and other benefits to be provided to our named executive officers in connection with a termination of employment and/or a change in control under arrangements with each of our named executive officers, please see “—Potential Payments Upon Termination or Change in Control” below.

Each of Messrs. Koblinski and Willis is party to an offer letter with us memorializing the terms of his respective employment with the Company. Pursuant to their offer letters, Mr. Koblinski is entitled to an annual base salary of $400,000 and Mr. Willis is entitled to an annual salary of $320,000 (which was increased to $350,000 effective as of January 1, 2024). Each of Messrs. Koblinski and Willis are eligible to earn performance-based bonuses based on their individual performance as well as our achievement of certain metrics set forth in the annual budget, subject to their continued employment through the date such bonuses are paid.

Mr. Koblinski’s offer letter provides for a target performance-based bonus equal to 100% of his annual base salary and Mr. Willis’ offer letter provides for a target performance-based bonus equal to 50% of his annual base salary. For a discussion of our annual bonus program, please see “—Annual Bonus Program” below. Mr. Willis also received a sign-on bonus of $150,000 in connection with the commencement of his employment in November 2022, $100,000 of which was paid in 2022 and $50,000 of which was paid in April 2023.

Securities and Exchange Commission

December 6, 2024

TCFIII Spaceco Holdings LLC has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Mr. Beaudoin is party to an offer letter with Systima Technologies, Inc. memorializing the terms of his initial employment in 2008. For 2023, Mr. Beaudoin received a base salary of $300,000 (which was increased to $325,000 effective as of January 1, 2024 and then, in connection with his promotion to Chief Operating Officer, to $361,005 effective as of July 22, 2024) and was eligible to earn a performance-based bonus equal to 50% of his annual base salary based on his individual performance as well as our achievement of certain metrics set forth in the annual budget, subject to his continued employment through the day such bonuses are paid.

Each of Messrs. Koblinski and Willis’ offer letters provides that during the term of employment, the executive will not engage or participate in any business that competes in any manner with the business of the Company or attempt to call on, solicit, or take away from the Company any of the Company’s employees or customers. Mr. Beaudoin is party to a Confidentiality Agreement with Systima Technologies, Inc., which includes an intellectual property assignment provision and provides that the executive may not use, publish or disclose intellectual property during the term of employment or for a period of 12 months thereafter, or copy, disclose, disseminate, transfer or otherwise convey confidential information during the term of employment or for a period of 24 months thereafter.

The named executive officers are also entitled to participate in our employee benefit plans and fringe benefit and welfare benefit programs that are generally available to other employees.

We are undertaking a review of our compensation arrangements with our named executive officers, and it is anticipated that in connection with this offering, each of our named executive officers may enter into a new employment agreement with us and/or our affiliates. These new employment agreements, if entered into, will replace and supersede each of our named executive officer’s current offer letters with us and/or our affiliates described above.

Annual Bonus Program

Our named executive officers are eligible to earn annual bonuses based on their individual performance as well as our achievement of certain metrics set forth in the annual budget approved by our Board. Each year the Company establishes a bonus pool for our leadership team which, for 2023, was funded based on our achieving earnings before interest, taxes, depreciation, and amortization (“EBITDA”) of $72,000,526. If the EBITDA target is achieved, a bonus pool is funded with an amount equal to the aggregate target bonuses for the leadership team eligible to earn annual bonuses under the annual bonus program plus an additional 20% of actual EBITDA achieved over the target EBITDA. Failure to meet the operating objective would have reduced the funding of the executive bonus pool. If our EBITDA does not reach at least a threshold level, then the bonus pool will not be funded, and the named executive officers would not be entitled to any payout, regardless of his or her individual performance. Bonus payments earned under our annual bonus program for 2023 were paid in February 2024 based on our Board’s assessment of performance. For 2023, Messrs. Koblinski, Willis and Beaudoin were eligible to earn a performance-based bonus equal to 100%, 50% and 50% of base salary, respectively, subject to their continued employment through the day such bonuses are paid. The bonuses paid to Messrs. Koblinski and Beaudoin in February 2024 were reduced by $100,000 and $85,000, respectively, representing amounts that had been prepaid.

Securities and Exchange Commission

December 6, 2024

TCFIII Spaceco Holdings LLC has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Long-Term Incentives

We have granted each of our named executive officers Incentive Units intended to constitute “profits interests” for federal income tax purposes pursuant to the Amended and Restated Limited Liability Company Agreement of Spaceco Management Equity LLC, dated as of July 29, 2022, as may be amended, restated, and/other otherwise modified and in effect from time to time (the “Spaceco Management Operating Agreement”) and the individual award agreements between Spaceco Management Equity LLC and each of the named executive officers evidencing such grants. The Incentive Units track the value of a corresponding number of Class P Units of the Company simultaneously granted from the Company to Spaceco Management Equity LLC and held by Spaceco Management Equity LLC pursuant to the Third Amendment and Restated Limited Liability Company Agreement of Karman LLC, dated June 25, 2021, (the “LLC Agreement”) and the individual award agreements between the Company and Spaceco Management Equity LLC. As a result of his grant of Incentive Units, each named executive officer became members of Spaceco Management Equity LLC and the Company and are bound by all of the terms and conditions set forth in the Spaceco Management Operating Agreement. Pursuant to his grant award agreement, as a condition to and in consideration of the grant of Incentive Units, each named executive officer agreed to be bound by restrictive covenants set forth in the Spaceco Management Operating Agreement pursuant to which the named executive officer may not engage in competitive activities, solicit employees or current or prospective customers or disparage Spaceco Management Equity LLC or its members, managers or affiliates for so long as such named executive officer retains his membership interest in Spaceco Management Equity LLC.

The Incentive Units granted to our named executive officers generally vest in substantially equal annual installments over five years starting on a date specified by our Board in the individual award agreement; provided, that in the event of a “change in control” (as such term is defined in the applicable award agreement), all then-unvested Incentive Units will accelerate and vest in full immediately prior to the consummation of such change in control, subject to the named executive officer’s continued employment through such change in control. Any portion of the Incentive Units that have not previously vested are forfeited without consideration upon (i) the named executive officer’s termination of employment or other service relationship for any reason, (ii) the named executive officer’s death, (iii) the named executive officer’s “disability” (as such term is defined in the Spaceco Management Operating Agreement), (iv) the named executive officer’s “bankruptcy” (as such term is defined in the LLC Agreement), or (v) the named executive officer’s breach of the Spaceco Management Operating Agreement or any other agreement between the named executive officer and a group company; provided, that all Incentive Units, whether vested or unvested, are forfeited without consideration in the event that the named executive officer’s employment is terminated by us for “cause” (as such term is defined in the Spaceco Management Operating Agreement). See “—Potential Payments Upon Termination or Change in Control” below for information on the treatment of the Incentive Units in connection with the offering.

Retirement Plans

We sponsor retirement plans intended to qualify for favorable tax treatment under Section 401(k) of the Internal Revenue Code of 1986, as amended, or the Code, containing a cash or deferred feature that is intended to meet the requirements of Section 401(k) of the Code, for the benefit of its employees, including our named executive officers. Participants may make pre-tax contributions to the plan from their eligible earnings up to the statutorily prescribed annual limit on pre-tax contributions under the Code. Participants who are 50 years of age

Securities and Exchange Commission

December 6, 2024

TCFIII Spaceco Holdings LLC has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

or older may contribute additional amounts based on the statutory limits for catch-up contributions. All employee contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participant’s directions. Pre-tax contributions by participants to the plan and the income earned on those contributions are generally not taxable to participants until withdrawn, and, participant contributions are held in trust as required by law. No minimum benefit is provided under the plan. During 2023, fully vested “safe harbor” employer matching contributions on behalf of all eligible participating employees equal to 100% of salary deferrals up to 4% of compensation.

Clawback Policy

In connection with this offering, the Company intends to adopt a clawback policy designed to recoup any erroneously awarded compensation resulting from certain accounting restatements. If the Company is required to prepare an accounting restatement because of either (i) the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial restatements that is material to the previously issued financial statements, or (ii) an error that is not material to previously issued financial statements, but would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, then all incentive compensation paid or credited to each current or former executive officer for the restated period (up to three years) will be recalculated based on the restated results. To the extent the recalculated incentive compensation is less than the incentive compensation actually paid or credited to such executive officer for that period, the excess amount must be forfeited or returned to the Company.

In the event of an executive officer’s failure to repay any erroneously awarded compensation due under the clawback policy, the Company would enforce the clawback policy and pursue other remedies to the fullest extent permitted by law, unless certain conditions are met and the compensation committee determines that recovery would be impracticable.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth the outstanding equity awards held by each of our named executive officers as of December 31, 2023.

Name	Grant Date	Stock Awards(1)
		Number of Shares or Units of Stock That Have Not Vested(2)(3) (#)	Market Value of Shares or Units of Stock That Have Not Vested(4) ($)
Tony Koblinski	July 29, 2022	1,737,438	[ ]
	July 29, 2023	115,200	[ ]
Michael Willis	July 29, 2023	521,232	[ ]
Jonathan Beaudoin	July 29, 2022	34,560	[ ]
	July 29, 2023	1,482,110	[ ]

Securities and Exchange Commission

December 6, 2024

TCFIII Spaceco Holdings LLC has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

(1)

All of the unvested Incentive Units held by our named executive officers will accelerate and vest in full immediately prior to the consummation of this offering, subject to the named executive officer’s continued employment through the completion of this offering.

(2)

With respect to: (i) Mr. Koblinski, represents Incentive Units that vest in equal installments on each anniversary of January 1, 2020 through January 1, 2025, subject to continued employment through the applicable vesting date, (ii) Mr. Willis, represents Incentive Units that vest in equal installments on each anniversary of November 28, 2022 through November 28, 2027, subject to continued employment through the applicable vesting date, and (iii) Mr. Beaudoin, represents Incentive Units that vest in equal installments on each anniversary of September 14, 2021 through September 14, 2026.

(3)

In connection with the Corporate Conversion, as described above, vested Incentive Units will be exchanged for shares of our common stock. Assuming an initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, Messrs. Koblinski, Willis and Beaudoin will receive , and shares of our common stock in respect of his vested Incentive Units, respectively (although the actual number of shares received will be based on the actual initial offering price of shares of common stock in this offering). For additional information, please see “—Exchange of Incentive Units” below.

(4)

The fair market value of an Incentive Unit as of December 31, 2023 was $[ ] per unit. Assuming an initial public offering price of $[ ] per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, the market value of the shares of our common stock to be received by Messrs. Koblinski, Willis and Beaudoin, as described in the preceding footnote, would have been $[ ], $[ ], and $[ ], respectively (although the actual value of shares received in connection with this offering will be based on the actual initial offering price of shares of common stock in this offering.

Potential Payments Upon Termination or Change in Control

Severance Benefits

As of December 31, 2023, pursuant to his offer letter, if Mr. Koblinski’s employment is terminated by us without “cause” (as such term is defined in his offer letter), or if Mr. Koblinski leaves his employment with us as a result of our material breach of his offer letter (provided that Mr. Koblinski has provided 30 days’ written notice of such breach and we have had the opportunity, but failed, to cure such breach), we will provide

Mr. Koblinski with severance pay equivalent to six months of his base salary and benefits, either, at our election, (i) in a single lump sum within ten business days after his release of claims becomes effective or (ii) over a six-month period on our regular payroll dates. Payment of severance is conditioned on Mr. Koblinski’s execution, delivery and non-revocation of a release of claims against us in a form reasonably satisfactory to us.

Other than as set forth above, we did not offer or have in place with our other named executive officers any formal retirement or similar compensation arrangements providing for additional benefits or payments in connection with a termination of employment, change in job responsibility or change in control as of December 31, 2023. The Company maintains an informal practice of paying severance to executives based on their tenure at the time of termination.

Securities and Exchange Commission

December 6, 2024

TCFIII Spaceco Holdings LLC has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Incentive Units

In the event of a “change in control” of the Company, which includes this offering, all then-unvested Incentive Units held by our named executive officers will accelerate and vest in full, subject to the named executive officer’s continuous provision of services through the date of such change in control.

Phantom Units

Mr. Koblinski is party to a transaction bonus agreement with Karman Holdings, LLC, dated as of September 23, 2024, pursuant to which Mr. Koblinski is eligible to receive a cash bonus upon the occurrence of an event that would result in a distribution (other than a tax distribution) to a holder of vested Class P Units in respect of such units under the LLC Agreement. The cash bonus payable to Mr. Koblinski would be equal to the amount that would have been distributed to Mr. Koblinski as if he held 370,530 Class P Units with a hurdle amount of $470,186,054.81, subject to Mr. Koblinski’s continuous provision of services on a full-time basis in good standing through such distribution event and execution, delivery and non-revocation of a release of claims against us in a form reasonably satisfactory to us.

Compensation of Directors

For the year ended December 31, 2023, members of our Board received no cash compensation for services rendered as such members.

Upon completion of this offering, our Board will establish a compensation program for our non-employee directors.

Exchange of Incentive Units

In connection with the Corporate Conversion, as described above, vested Incentive Units will be exchanged for shares of our common stock.

The number of shares of our common stock received upon the exchange described above will be determined based on the value that the holder of such Incentive Units would have received under the distribution provisions of the limited liability company agreement of the Company valued by reference to the initial offering price of shares of common stock in this offering. Assuming that the shares of common stock are offered at $ per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus), our named executive officers will receive the following shares of our common stock in respect of his Incentive Units (although the actual number of shares received will be based on the actual initial offering price of shares of common stock in this offering):

Name	Estimated Number of Shares of Common Stock (#)	Estimated Market Value of Shares of Common Stock Received(1) ($)
Tony Koblinski	[ ]	[ ]
Michael Willis	[ ]	[ ]
Jonathan Beaudoin	[ ]	[ ]

Securities and Exchange Commission

December 6, 2024

TCFIII Spaceco Holdings LLC has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

(1)

The values in this column are based on the assumed initial public offering price of $ per unit, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and include the value of vested shares of our common stock received upon the exchange of Incentive Units for shares of our common stock (although the actual value of shares received in connection with this offering will be based on the actual initial offering price of shares of common stock in this offering).

2024 Stock Incentive Plan

We intend to adopt the 2024 Stock Incentive Plan, or the 2024 Plan, which will be submitted to our stockholders for approval prior to the completion of this offering. We expect that the 2024 Plan will become effective immediately upon adoption although no awards will be made before the effective date of the registration statement of which this prospectus is a part. Although not yet adopted, we expect that the 2024 Plan will have the features described below.

The total number of shares of our common stock available for issuance pursuant to awards under the 2024 Plan will equal   . The total number of shares of our common stock available for issuance under the 2024 Plan will be increased on the first day of each of our fiscal years following the date on which the 2024 Plan is adopted in an amount equal to the lesser of (i)   percent (   %) of the outstanding shares of common stock on the last day of the immediately preceding fiscal year, and (ii) such number of shares of common stock as determined by our Board (or a committee thereof) in its discretion. The total number of shares of our common stock that may be issued in respect of incentive share options is   shares. The number of shares of common stock available for issuance under the 2024 Plan will be subject to adjustment as provided therein. Any of our employees, directors or consultants or any of our subsidiaries or affiliates will be eligible to receive an award under the 2024 Plan, to the extent that an offer of such award is permitted by applicable law, stock market or exchange rules, and regulations or accounting or tax rules and regulations.

The 2024 Plan will provide for the grant of stock options (including incentive stock options and non-qualified stock options), stock appreciation rights, restricted stock, restricted stock units, performance-based awards, other stock-based awards, or any combination thereof. No determination has been made as to the types or amounts of awards that will be granted to specific individuals under the 2024 Plan. Each award will be set forth in a separate grant notice or agreement and will indicate the type and terms and conditions of the award.